UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Skyline Medical Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 000-54361

Delaware	33-1007393
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

2915 Commers Drive, Suite 900	Eagan, Minnesota 55121
(Address of principal executive offices)	(Zip Code)

Bob Myers	651-389-4800

(Registrant’s name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Skyline Medical Inc. (“Skyline”, “we”, “our” or the “Company”) has evaluated its current product lines and determined that certain products we manufacture contain tin, tungsten, tantalum and/or gold (3TG), which are defined as “conflict minerals” by the United States Securities and Exchange Commission that are necessary to the functionality or production of our products. Accordingly, we are filing this disclosure along with a Conflict Minerals Report to disclose the measures we have taken to determine the origin of the conflict minerals used in our products.

Item 1.01 Conflict Minerals Disclosure

We undertook due diligence measures, including surveying our direct suppliers to try to determine the sources of these minerals, which we purchase through a complex supply chain.

Currently, we do not have sufficient information from our suppliers or other sources to determine the country of origin of the conflict minerals used in our products or identify the facilities used to process those conflict minerals. Therefore, we cannot exclude the possibility that some of these conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country and are not from recycled or scrap sources.

A copy of our Conflict Minerals Report for the reporting period from January 1, 2013 to December 31, 2013 is filed as Exhibit 1.02 hereto and is publicly available at: http://investors.skylinemedical.com. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02 Exhibit

The Conflict Minerals Report for the reporting period from January 1, 2013 to December 31, 2013 is filed as Exhibit 1.02 hereto.

Section 2 - Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Skyline Medical Inc.

By:	/s/ Bob Myers	Date:	May 29, 2014
Name:	Bob Myers
Title:	Chief Financial Officer